MATRIX VENTURES, INC.
                             2640 Tempe Knoll Drive
                           North Vancouver, BC V7N 4K6
                            Telephone: (604)986-9633
                               Fax: (604)681-7622


VIA FAX:  202-772-9207

January 26, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Yuna Peng

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Monday, January 30, 2006 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

MATRIX VENTURES, INC.

PER:  /s/ Lori Bolton

LORI BOLTON
President